Exhibit 99.2 - Stantec Inc.'s Unaudited Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

		March 31, 2022	December 31, 2021
(In millions of Canadian dollars)	Notes	$	$
ASSETS
Current
Cash and deposits		192.2	193.9
Trade and other receivables	4	836.7	823.7
Unbilled receivables		479.6	421.7
Contract assets		71.3	70.2
Income taxes recoverable		70.8	85.6
Prepaid expenses		60.9	45.8
Other assets	5	13.2	23.5
Total current assets		1,724.7	1,664.4
Non-current
Property and equipment		227.5	233.7
Lease assets		449.1	476.5
Goodwill	11	2,172.1	2,184.3
Intangible assets		348.2	373.3
Net employee defined benefit asset		16.2	17.0
Deferred tax assets		46.8	48.3
Other assets	5	197.4	228.9
Total assets		5,182.0	5,226.4
LIABILITIES AND EQUITY
Current
Bank indebtedness		20.6	7.2
Trade and other payables		592.4	634.7
Lease liabilities		111.2	123.9
Deferred revenue		257.7	264.8
Income taxes payable		17.2	26.6
Long-term debt	6	29.5	51.0
Provisions	7	71.0	36.7
Other liabilities	8	36.9	34.5
Total current liabilities		1,136.5	1,179.4
Non-current
Lease liabilities		522.6	545.0
Income taxes payable		8.8	8.9
Long-term debt	6	1,246.1	1,194.1
Provisions	7	125.2	122.6
Net employee defined benefit liability		54.1	58.7
Deferred tax liabilities		62.3	77.5
Other liabilities	8	38.5	38.0
Total liabilities		3,194.1	3,224.2
Shareholders’ equity
Share capital	9	980.0	972.4
Contributed surplus		8.1	10.6
Retained earnings		1,043.6	1,043.4
Accumulated other comprehensive income		(44.2)	(24.7)
Total shareholders’ equity		1,987.5	2,001.7
Non-controlling interests		0.4	0.5
Total liabilities and equity		5,182.0	5,226.4
See accompanying notes

F-1	Stantec Inc.

Interim Condensed Consolidated Statements of Income
(Unaudited)

		For the quarter ended March 31,
		2022	2021
(In millions of Canadian dollars, except per share amounts)	Notes	$	$

Gross revenue		1,313.9	1,089.2
Less subconsultant and other direct expenses		263.8	210.5

Net revenue		1,050.1	878.7
Direct payroll costs	12	483.0	412.3

Project margin		567.1	466.4

Administrative and marketing expenses	9,12	426.1	341.5
Depreciation of property and equipment		14.2	13.2
Depreciation of lease assets		30.6	26.9
Amortization of intangible assets		24.3	13.3
Reversal of lease asset impairment		—	(1.6)
Net interest expense	6,14	12.4	9.3
Other net finance expense		1.2	1.2
Foreign exchange loss		1.8	1.3
Other income	13	(2.3)	(6.7)

Income before income taxes		58.8	68.0

Income taxes
Current		19.7	19.1
Deferred		(5.7)	(2.0)

Total income taxes		14.0	17.1

Net income for the period		44.8	50.9

Weighted average number of shares outstanding - basic		111,343,295	111,280,965

Weighted average number of shares outstanding - diluted		111,613,788	111,774,488

Shares outstanding, end of the period		111,183,376	111,631,605

Earnings per share, basic and diluted		0.40	0.46

See accompanying notes

F-2	Stantec Inc.

Interim Condensed Consolidated Statements
of Comprehensive Income
(Unaudited)

		For the quarter ended March 31,
		2022	2021
(In millions of Canadian dollars)	Notes	$	$
Net income for the period		44.8	50.9
Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations		(17.0)	(29.1)
Net unrealized loss on FVOCI financial assets	5	(3.4)	(0.6)
Unrealized gain on interest rate and total return swaps	11	0.9	0.7

Other comprehensive loss for the period, net of tax		(19.5)	(29.0)

Total comprehensive income for the period, net of tax		25.3	21.9
See accompanying notes

F-3	Stantec Inc.

Interim Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited)

	Shares Outstanding (note 9)	Share Capital (note 9)	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In millions of Canadian dollars, except shares)	#	$	$	$	$	$

Balance, December 31, 2020	111,005,347	932.2	12.9	958.6	24.8	1,928.5
Net income				50.9		50.9
Other comprehensive loss					(29.0)	(29.0)
Total comprehensive income (loss)				50.9	(29.0)	21.9
Share options exercised for cash	626,258	20.4				20.4
Share-based compensation			2.1			2.1
Fair value reclass of share options exercised		3.5	(3.5)			—
Dividends declared				(18.4)		(18.4)

Balance, March 31, 2021	111,631,605	956.1	11.5	991.1	(4.2)	1,954.5

Balance, December 31, 2021	111,333,479	972.4	10.6	1,043.4	(24.7)	2,001.7
Net income				44.8		44.8
Other comprehensive loss					(19.5)	(19.5)
Total comprehensive income (loss)				44.8	(19.5)	25.3
Share options exercised for cash	310,554	9.9				9.9
Share-based compensation			(0.8)			(0.8)
Shares repurchased under Normal Course Issuer Bid	(460,657)	(4.0)	—	(24.6)		(28.6)
Fair value reclass of share options exercised		1.7	(1.7)			—
Dividends declared				(20.0)		(20.0)

Balance, March 31, 2022	111,183,376	980.0	8.1	1,043.6	(44.2)	1,987.5
See accompanying notes

F-4	Stantec Inc.

Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

		For the quarter ended March 31,
		2022	2021
(In millions of Canadian dollars)	Notes	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income		44.8	50.9
Add (deduct) items not affecting cash:
Depreciation of property and equipment		14.2	13.2
Depreciation of lease assets		30.6	26.9
Reversal of lease asset impairment		—	(1.6)
Amortization of intangible assets		24.3	13.3
Deferred income taxes		(5.7)	(2.0)
Net gain on equity securities	13	(1.7)	(5.1)
Share-based compensation	9	3.2	12.4
Provisions	7	21.7	6.7
Other non-cash items		0.2	(13.0)
		131.6	101.7
Trade and other receivables		3.6	62.7
Unbilled receivables		(59.4)	(11.0)
Contract assets		(1.1)	0.2
Prepaid expenses		(15.3)	(10.2)
Income taxes recoverable		5.3	2.5
Trade and other payables and other accruals		(54.2)	(82.1)
Deferred revenue		(4.5)	(8.1)
		(125.6)	(46.0)
Net cash flows from operating activities		6.0	55.7
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired		—	(16.8)
Purchase of investments held for self-insured liabilities	5	(17.1)	(5.5)
Proceeds from sale of investments held for self-insured liabilities	5	55.4	6.6
Purchase of intangible assets		(2.1)	(1.3)
Purchase of property and equipment		(10.8)	(6.5)
Other		3.0	(0.1)
Net cash flows from (used in) investing activities		28.4	(23.6)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Net proceeds from revolving credit facility	14	68.0	—
Repayment of notes payable and software financing obligations	14	(39.1)	(32.9)
Proceeds from bank indebtedness		20.6	—
Net lease payments	14	(36.8)	(32.2)
Repurchase of shares for cancellation		(28.6)	—
Proceeds from exercise of share options		9.9	20.4
Payment of dividends to shareholders	9	(18.3)	(17.2)
Net cash flows used in financing activities		(24.3)	(61.9)
Foreign exchange loss on cash held in foreign currency		(4.6)	(5.5)
Net increase (decrease) in cash and cash equivalents		5.5	(35.3)
Cash and cash equivalents, beginning of the period		186.7	284.8
Cash and cash equivalents, end of the period		192.2	249.5
See accompanying notes

F-5	Stantec Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2022	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed
Consolidated Financial Statements

1.Corporate Information
The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc., its subsidiaries, and its structured entities (the Company) for the quarter ended March 31, 2022, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on May 11, 2022. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 400, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2.Basis of Preparation
These consolidated financial statements for the quarter ended March 31, 2022 were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. These consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2021 annual consolidated financial statements. These consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest million ($000,000), except where otherwise indicated.

The accounting policies applied when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2021 except as described in note 3.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2021 annual consolidated financial statements, which included considerations for the impacts of the continuing COVID-19 pandemic and new variants. The COVID-19 pandemic has had adverse financial impacts on the global economy and financial markets. The war in Ukraine has also contributed to increased global economic and financial volatility; however, there has been no significant impact on the Company's results and management continues to monitor for any potential impacts on the operations and financial position of the Company.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2022	F-7	Stantec Inc.

3.Recent Accounting Pronouncements and Changes to Accounting Policies
In May 2020, the IASB issued Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37). The
amendments clarify that both incremental costs and an allocation of other costs that relate directly to fulfilling the contract should be included in assessing whether a contract is onerous. The amendments are effective January 1, 2022. The amendment did not have a material impact on the Company's consolidated financial statements.

Future adoptions
The standards, amendments, and interpretations issued before 2022 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2021 annual consolidated financial statements. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements.

4.Trade and Other Receivables

	March 31, 2022	December 31, 2021
	$	$

Trade receivables, net of expected credit losses of $2.0 (2021 – $2.0)	776.5	787.9
Holdbacks, current	28.4	28.6
Other (note 7)	31.8	7.2
Trade and other receivables	836.7	823.7

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	121+
	$	$	$	$	$	$
March 31, 2022	778.5	487.9	166.1	35.7	34.3	54.5
December 31, 2021	789.9	467.8	181.1	56.3	30.6	54.1

Information about the Company’s exposure to credit risks for trade and other receivables is included in note 11.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2022	F-8	Stantec Inc.

5.Other Assets

		March 31, 2022	December 31, 2021
	Note	$	$

Financial assets
Investments held for self-insured liabilities	10,13	157.8	198.3
Holdbacks on long-term contracts		25.2	23.6
Other		13.0	15.5
Non-financial assets
Investments in joint ventures and associates		7.0	7.4
Other		7.6	7.6
		210.6	252.4
Less current portion - financial		11.1	21.4
Less current portion - non-financial		2.1	2.1
Long-term portion		197.4	228.9

Financial assets — other primarily include indemnifications, sublease receivables, deposits, and total return swaps on share-based compensation units (note 11). Non-financial assets - other include deferred contract costs, transactions costs on long-term debt, and investment tax credits.

Investments held for self-insured liabilities include government and corporate bonds that are classified as fair value through other comprehensive income (FVOCI) with unrealized gains (losses) recorded in other comprehensive income (loss). Investments also include equity securities that are classified as fair value through profit and loss with gains (losses) recorded in net income. During the first quarter of 2022, the Company recorded a net gain on equity securities of $1.7 (March 31, 2021 – net gain of $5.6) (note 13) and an unrealized loss on bonds of $3.4 (March 31, 2021 – unrealized loss of $0.6).

6. Long-Term Debt

	March 31, 2022	December 31, 2021
	$	$

Senior unsecured notes	298.3	298.2
Revolving credit facility	609.7	543.3
Term loan	308.2	307.9
Notes payable	37.0	64.7
Software financing obligations	22.4	31.0
	1,275.6	1,245.1
Less current portion	29.5	51.0
Long-term portion	1,246.1	1,194.1

Interest expense on the Company’s long-term debt for the first quarter of 2022 was $7.7 (March 31, 2021 – $4.0).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2022	F-9	Stantec Inc.

Senior unsecured notes
The Company has $300.0 of senior unsecured notes (the notes) that mature on October 8, 2027. The notes bear interest at a fixed rate of 2.048% per annum. The notes rank pari passu with all other debt and future indebtedness of the Company.

Revolving credit facilities and term loan
The Company has syndicated credit facilities, structured as a sustainability-linked loan, consisting of a senior revolving credit facility in the maximum amount of $800.0 and senior term loan of $310.0 in two tranches. Additional funds of $600.0 can be accessed subject to approval and under the same terms and conditions. The revolving credit facility and the term loan are unsecured, may be repaid from time to time at the option of the Company, and maturing at various dates before October 29, 2026. The average interest rate for the credit facilities at March 31, 2022, was 3.00% (December 31, 2021 – 2.15%).

The Company is subject to restrictive covenants related to its credit facilities and senior unsecured notes, which are measured quarterly. These covenants are consistent with those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2021. The Company was in compliance with these covenants as at and throughout the quarter ended March 31, 2022.

Notes payable
Notes payable consists primarily of notes payable for acquisitions and mature at various dates from 2022 to 2024. The weighted average interest rate on the notes payable at March 31, 2022, was 1.21% (December 31, 2021 – 1.46%).

Software financing obligations
The Company has financing obligations for software, included in intangible assets, bearing interest at rates up to 1.83% (December 31, 2021 - up to 4.69%) and mature at various dates before October 2027. Software additions acquired through software financing obligations in the first quarter of 2022, were $3.5 (December 31, 2021 - $44.4) and have been excluded from the consolidated statement of cash flows (note 14).

Surety facilities
The Company has surety facilities related to Construction Services (which was sold in 2018), to accommodate the issuance of bonds for certain types of project work. At March 31, 2022, the Company had retained bonds of $54.6 (US$43.6) (December 31, 2021 – $65.5 (US$51.8)) in US funds under these surety facilities that will expire on completion of the associated projects. The estimated completion dates of these projects are before May 2023. Although the Company remains obligated for these instruments, the purchaser of the Construction Services business has indemnified the Company for any obligations that may arise from these bonds.

The Company also has $18.9 (December 31, 2021 - $10.1) in bonds for Consulting Services that will expire on completion of the associated projects. The estimated completion dates of these projects are before October 2028.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2022	F-10	Stantec Inc.

7.Provisions

	Self- insured liabilities	Claims	Lease restoration	Onerous contracts	Total
	$	$	$	$	$

January 1, 2022	109.5	20.4	12.7	16.7	159.3
Current period provisions	14.2	28.7	0.5	2.8	46.2
Paid or otherwise settled	(2.9)	(2.5)	(0.4)	(2.5)	(8.3)
Impact of foreign exchange	(0.8)	(0.1)	(0.1)	—	(1.0)
	120.0	46.5	12.7	17.0	196.2
Less current portion	14.7	43.8	2.6	9.9	71.0
Long-term portion	105.3	2.7	10.1	7.1	125.2

An increase in provisions for claims was made during the quarter based on the preliminary settlement of a claim for which coverage was confirmed by the Company's third-party insurers. A corresponding insurance recovery has been recorded in Trade and other receivables.

8.Other Liabilities

		March 31, 2022	December 31, 2021
	Note	$	$

Cash-settled share-based compensation	9	61.7	62.0
Interest rate and total return swaps	11	4.3	2.3
Other		9.4	8.2
		75.4	72.5
Less current portion		36.9	34.5
Long-term portion		38.5	38.0

9.Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares
The Company has approval to repurchase up to 5,559,312 common shares and an Automatic Share Purchase Plan (ASPP) which allows a broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the Normal Course Issuer Bid (NCIB) at any time during predetermined trading blackout periods. During the first quarter of 2022, 460,657 common shares were repurchased for cancellation pursuant to the NCIB at a cost of $28.6 (March 31, 2021 - no shares were repurchased). As at March 31, 2022 and December 31, 2021, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2022	F-11	Stantec Inc.

Dividends
Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends paid in 2022.

			Dividend per Share	Paid
Date Declared	Record Date	Payment Date	$	$
November 3, 2021	December 31, 2021	January 18, 2022	0.165	18.3
February 23, 2022	March 31, 2022	April 18, 2022	0.180	—

At March 31, 2022, trade and other payables included $20.0 (December 31, 2021 – $18.3) related to the dividends declared on February 23, 2022.

Share-based payment transactions
During the first quarter of 2022, the Company recognized a share-based compensation recovery of $0.3. The share-based compensation recovery was offset by a hedge impact of $3.5 (March 31, 2021 - nil) (note 11) for a net share-based compensation expense of $3.2 (March 31, 2021 - $12.4), in administrative and marketing expenses in the consolidated statements of income. Also, an adjustment of $0.8 (March 31, 2021 - $2.0) was included in contributed surplus for deferred tax impacts on share-based compensation.

At March 31, 2022, the accrued obligations for Restricted Share Units (RSUs) of $15.8 (December 31, 2021 - $15.4) and for Preferred Share Units (PSUs) of $32.8 (December 31, 2021 - $32.5), and the fair value of outstanding and vested Deferred Share Units (DSUs) of $13.1 (December 31, 2021 - $14.1) were recorded in other liabilities (note 8).

10.Fair Value Measurements
All financial instruments carried at fair value are categorized into one of the following:
•Level 1 – quoted market prices
•Level 2 – valuation techniques (market observable)
•Level 3 – valuation techniques (non-market observable)
When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period.

In the first quarter of 2022, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2022	F-12	Stantec Inc.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis at March 31, 2022:

		Carrying Amount	Level 1	Level 2	Level 3
	Notes	$	$	$	$

Assets
Investments held for self-insured liabilities	5	157.8	—	157.8	—

Liabilities
Interest rate and total return swaps	8,11	4.3	—	4.3	—

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from observable quoted prices of the equities owned that are traded in an active market.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at March 31, 2022:

		Carrying Amount	Level 1	Level 2	Level 3
	Note	$	$	$	$

Senior unsecured notes	6	298.3	—	271.8	—
Notes payable	6	37.0	—	37.1	—

The fair value of senior unsecured notes and notes payable is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

11.Financial Instruments
a)Derivative financial instruments

Interest rate swap
The Company has an interest rate swap agreement to hedge the interest rate variability on Tranche C of the term loan with a notional amount of $160.0, maturing on June 27, 2023. The change in fair value of the interest rate swap, estimated using market rates at March 31, 2022, is an unrealized gain of $2.2 ($1.7 net of tax) (March 31, 2021 – unrealized gain of $0.9 ($0.7 net of tax)). The unrealized gains and losses relating to the swap are recorded in other comprehensive income (loss) and in the statement of financial position as other assets or other liabilities.

Total return swaps on share-based compensation units
The Company entered into total return swap (TRS) agreements in the fourth quarter of 2021 to hedge its exposure to changes in the fair value of the Company's shares for certain cash-settled share-based payment obligations with a notional amount of $24.9, maturing between 2022 and 2024. During the first quarter of 2022, changes in the fair value of the TRSs of $1.0 ($0.8 net of tax) were recognized in other comprehensive loss and $3.5 ($2.8 net of tax) was reclassified to the consolidated statements of income, in administrative and marketing expenses.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2022	F-13	Stantec Inc.

b)Nature and extent of risks
The COVID-19 pandemic and the conflict in Ukraine, as described in note 2, have had adverse financial impacts on the global economy, but the Company has not seen a significant increase to its risk exposure. Management continues to closely monitor the impacts on the Company’s risk exposure and will adjust its risk management approach as necessary.

Credit risk
Assets that subject the Company to credit risk consist primarily of cash and deposits, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and other financial assets. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at March 31, 2022, was $1,775.8 (December 31, 2021 – $1,746.9).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company’s investment portfolio. Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At March 31, 2022, the days of revenue in trade receivables were 56 days (December 31, 2021 – 59 days).

Price risk
The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified. For the Company's investments held for self-insured liabilities, a 1% increase or decrease in equity prices at March 31, 2022, would increase or decrease the Company’s net income by $1.2, respectively.

The Company is also exposed to changes in its share price arising from its cash-settled share-based payments as the Company's obligation under these arrangements are based on the price of the Company's shares. The Company mitigates a portion of its exposure to this risk for its RSUs and DSUs by entering into TRSs. For PSUs, a 10% increase or decrease in the price of the Company's shares at March 31, 2022, would decrease or increase the Company’s net income by $1.3, respectively.

Liquidity risk
The Company meets its liquidity needs through various sources, including cash generated from operations, issuing senior unsecured notes, borrowings from its $800.0 revolving credit facility, term loans, and the issuance of common shares. The unused capacity of the revolving credit facility at March 31, 2022, was $165.4 (December 31, 2021 – $243.7). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

Interest rate risk
The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility and term loan are based on floating interest rates. However, this risk has been partially mitigated by the interest rate swap on tranche C of the term loan. The Company is also subject to interest rate pricing risk to the extent that its investments held for

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2022	F-14	Stantec Inc.

self-insured liabilities include fixed-rate government and corporate bonds. If the interest rate on the Company’s revolving credit facility and term loan balances at March 31, 2022, was 0.5% higher or lower, with all other variables held constant, net income would decrease or increase by $0.7, respectively.

Foreign exchange risk
Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company's Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and from time to time, through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of the Company's US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. During the first quarter of 2022, the Company recorded exchange losses on translation of foreign operations of $17.0 through other comprehensive income (loss), of which $10.0 related to goodwill. The Company does not hedge for this foreign exchange risk.

12.Employee Costs

		For the quarter ended March 31,
		2022	2021
	Note	$	$
Wages, salaries, and benefits		776.2	659.4
Pension costs		20.5	18.5
Net share-based compensation	9,11	3.2	12.4
Total employee costs		799.9	690.3
Direct labor		483.0	412.3
Indirect labor		316.9	278.0
Total employee costs		799.9	690.3

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in pension costs for the first quarter of 2022 is $20.1 (March 31, 2021 – $18.1) related to defined contribution plans.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2022	F-15	Stantec Inc.

13.Other Income

	For the quarter ended March 31,
	2022	2021
	$	$

Realized gain on equity securities	(7.7)	(0.5)
Unrealized loss (gain) on equity securities	6.0	(5.1)
Share of income from joint ventures and associates and other	(0.6)	(1.1)
Total other income	(2.3)	(6.7)

14.Cash Flow Information
A reconciliation of liabilities arising from financing activities for the quarter ended March 31, 2022, is as follows:

	Senior Unsecured Notes	Revolving Credit Facility and Term Loan	Notes Payable	Software Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2022	298.2	851.2	64.7	31.0	668.9	1,914.0
Statement of cash flows
Proceeds	—	2,247.4	—	—	—	2,247.4
Repayments or payments	—	(2,179.4)	(27.0)	(12.1)	(36.8)	(2,255.3)
Non-cash changes
Foreign exchange	—	(1.6)	0.7	(0.1)	(2.1)	(3.1)
Additions and modifications	—	—	(0.1)	3.5	3.8	7.2
Other	0.1	0.3	(1.3)	0.1	—	(0.8)
March 31, 2022	298.3	917.9	37.0	22.4	633.8	1,909.4

A reconciliation of liabilities arising from financing activities for the quarter ended March 31, 2021, is as follows:

	Senior Unsecured Notes	Revolving Credit Facility and Term Loan	Notes Payable	Software Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2021	299.5	309.1	68.8	3.4	629.8	1,310.6
Statement of cash flows
Proceeds	—	—	—	—	1.9	1.9
Repayments or payments	—	—	(22.3)	(10.6)	(34.1)	(67.0)
Non-cash changes
Foreign exchange	—	—	—	—	(5.2)	(5.2)
Additions and modifications	—	—	17.1	37.4	30.4	84.9
Other	(1.5)	0.2	(1.2)	(0.3)	(0.1)	(2.9)
March 31, 2021	298.0	309.3	62.4	29.9	622.7	1,322.3

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2022	F-16	Stantec Inc.

	For the quarter ended March 31,
	2022	2021
	$	$
Supplemental disclosure
Income taxes paid	12.5	15.1
Net interest paid	10.0	6.9

Interest on lease liabilities during the first quarter of 2022 was $5.8 (March 31, 2021 - $6.4).

15.Segmented Information
The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities.

Segment performance is evaluated by the CEO based on project margin and is measured consistently with project margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Adjustments and Eliminations column. Reconciliations of project margin to net income before taxes is included in the consolidated statements of income.

Reportable segments

	For the quarter ended March 31, 2022
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	318.4	712.2	316.0	1,346.6	(32.7)	1,313.9
Less inter-segment revenue	9.1	10.0	13.6	32.7	(32.7)	—
Gross revenue from external customers	309.3	702.2	302.4	1,313.9	—	1,313.9
Less subconsultants and other direct expenses	35.3	171.2	57.3	263.8	—	263.8
Total net revenue	274.0	531.0	245.1	1,050.1	—	1,050.1
Project margin	145.1	290.5	131.5	567.1	—	567.1

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2022	F-17	Stantec Inc.

	For the quarter ended March 31, 2021
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	299.9	595.3	221.4	1,116.6	(27.4)	1,089.2
Less inter-segment revenue	7.4	6.6	13.4	27.4	(27.4)	—
Gross revenue from external customers	292.5	588.7	208.0	1,089.2	—	1,089.2
Less subconsultants and other direct expenses	36.4	134.0	40.1	210.5	—	210.5
Total net revenue	256.1	454.7	167.9	878.7	—	878.7
Project margin	136.6	242.5	87.3	466.4	—	466.4

The following tables disclose the disaggregation of revenue by geographic area and services:

Geographic information

	Non-Current Assets		Gross Revenue
	March 31, 2022	December 31, 2021	For the quarter ended March 31,
			2022	2021
	$	$	$	$

Canada	638.6	644.6	309.3	292.5
United States	1,822.4	1,880.0	702.2	588.7
United Kingdom	138.4	144.5	93.0	83.7
Australia	318.6	325.6	113.5	37.5
Other global geographies	278.9	273.1	95.9	86.8
	3,196.9	3,267.8	1,313.9	1,089.2

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services

	For the quarter ended March 31,
	2022	2021
	$	$

Infrastructure	369.6	304.0
Water	266.2	245.6
Buildings	242.4	223.4
Environmental Services	284.3	179.8
Energy & Resources	151.4	136.4
Total gross revenue from external customers	1,313.9	1,089.2

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2022	F-18	Stantec Inc.

Performance will fluctuate quarter to quarter. The first and fourth quarters historically have lower revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34. The uncertain impacts of the COVID-19 pandemic also may result in changes to this pattern.

Customers
The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

16.Events after the Reporting Period
Barton Willmore
On April 1, 2022, the Company purchased the assets of Barton Willmore LLP and all the shares of Barton Willmore Holdings Limited (collectively Barton Willmore) for cash consideration and notes payable. Barton Willmore is a 300-person firm based in the United Kingdom. The firm provides planning and design services for both public and private clients across all development sectors, with specific expertise in the residential space. This addition further strengthens the Company’s Infrastructure operations in the Global CGU.

Normal Course Issuer Bid
From April 1, 2022, to May 11, 2022, pursuant to the NCIB, the Company repurchased and cancelled 386,273 common shares at a cost of $23.3.

Dividend
On May 11, 2022, the Company declared a dividend of $0.18 per share, payable on July 15, 2022, to shareholders of record on June 30, 2022.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2022	F-19	Stantec Inc.